31 January 2007

Media Release

Telecom proposal to acquire 100% of PowerTel Limited

Telecom New Zealand Chief Executive Theresa Gattung today announced plans to acquire 100% of the shares in Australian listed entity, PowerTel Limited.

The plan has been unanimously endorsed by the PowerTel directors and the proposal involves Telecom paying A$2.30* per share in cash by way of a scheme of arrangement.

Telecom has also entered into an option agreement to acquire 10% of PowerTel’s shares on issue from TVG (PowerTel’s major shareholder). The option may be exercised at a strike price of A$2.30* per share, and is subject to certain conditions.

“This acquisition brings two strongly complementary businesses together and is a step towards the consolidation of the Australian telecommunications industry,” said Marko Bogoievski, Telecom Chief Financial Officer.

“It provides significant benefits to Telecom by enabling AAPT to leverage its investment in service capability and it gives us the scope over time to bring more of our customers onto the combined access network rather than servicing them through wholesale arrangements.

“This is a very positive step for the development of our Australian business,” Mr Bogoievski said.

The A$2.30* offer price represents a 31.2% premium to the volume weighted average price over the last three months and a 18.7% premium to PowerTel’s volume weighted average share price over the last 30 days.

The offer represents full value for PowerTel and reflects the underlying improvement in PowerTel’s earnings performance and the operating and strategic benefits available from bringing the two companies together.

The transaction values PowerTel at approximately A$357 million including net debt. After adjusting for the company’s shareholdings in Macquarie Telecom and iiNet Limited the acquisition price reflects an enterprise value to EBITDA multiple of 7.9x based on A$42m for December 2007 year end.

Telecom anticipates that the acquisition of PowerTel will provide significant value to Telecom shareholders, with the acquisition expected to be EPS-positive within 12 to 18 months.

The acquisition will be funded by a combination of cash and Telecom’s existing debt facilities.

The transaction is subject to certain conditions, these include approvals from the Court, PowerTel’s shareholders and regulatory bodies such as FIRB and ASIC as well as material adverse change and other customary deal provisions. A summary of the key terms and conditions of the Merger Implementation Agreement is attached.

It is expected that the scheme documents will be sent to PowerTel shareholders by late March and that PowerTel shareholders will have the opportunity to vote on the scheme in late April.

If the scheme is approved by PowerTel shareholders and the Court, all shares in PowerTel will be acquired by Telecom and PowerTel will be de-listed.

Citigroup advised Telecom in relation to the transaction.

Note: * Less any adjustment resulting from any capital return to shareholders

ENDS

Attachment A – Key terms and conditions of the Option Deed
Attachment B – Key terms and conditions of the Merger Implementation Agreement.

For more information please contact:

John Goulter
Telecom New Zealand
Ph 04 498 9369
Mob 027 232 4302

Attachment A
Summary of Option Deed

Option

TVG grants to Telecom an option to require TVG to sell to Telecom 10% of the ordinary shares in PowerTel on issue at the time of exercise of the option

Exercise Price

The exercise price is $2.30 per option share, subject to adjustments

Option Period

The option period is from the date of execution of the Scheme Merger

Implementation Agreement and announcement of the Scheme to 10 business days after the earlier of:

•	the conclusion of the PowerTel shareholders meeting to approve the scheme; or

•	the termination of the Scheme Merger Implementation Agreement

Unless the option has lapsed, TVG is restricted from dealing in any way with the option shares during the option period

Exercise

Telecom may exercise the option at any time during the option period if an alternative proposal (such as a competing takeover, scheme, sale of business or other transaction having the same effect) is announced in relation to PowerTel

Lapse
The option lapses immediately if:

•	the Scheme is not approved by PowerTel shareholders; or

•	the Court refuses to approve the Scheme

and an alternative proposal has not been announced by the later of those events

Otherwise the option lapses at the end of the option period

Obligation to notify

If TVG is approached by any third party in relation to any proposal that could involve any dealing with the shares subject to the option then TVG has an obligation to notify Telecom of the details of the proposal

Attachment B

Summary of Merger Implementation Agreement

Conditions Precedent to Scheme

•	The Court orders the convening of the Scheme Meeting under section 411(1) of the Corporations Act

•	PowerTel shareholders’ approval at the Scheme Meeting by the requisite majorities under the Corporations Act

•	Court approval of the Scheme in accordance with section 411(4)(b) of the Corporations Act

•	Approvals from all relevant Australian regulatory bodies such as FIRB, ASIC and ASX

•	No restraints or prohibitions issued by judicial authority or Government Agency preventing implementation of the Scheme

•	No ‘PowerTel Prescribed Event’ as stipulated in the Agreement has occurred

•	No ‘PowerTel Material Adverse Change’ as stipulated in the Agreement has occurred

•	The Independent Expert issues its report before the date on which the Scheme Booklet is lodged with ASIC which concludes the Scheme is in the best interests of PowerTel shareholders

No-talk and no-shop obligations
PowerTel must ensure that during the period from date of the Agreement to the earlier of the termination of the Agreement and the date the Scheme becomes effective:

•	neither it nor any of its related persons directly or indirectly solicits, invites, encourages or initiates any enquiries, negotiations or discussions, or communicates any intention to do any of these things, with a view to obtaining any expressions of interest, offer or proposal from any other person in relation to a Competing Proposal

•	neither it nor any of its related persons enters into any agreement, arrangement or understanding in relation to, or which may reasonably be expected to lead to, an expression of interest, offer or proposal from any other person in relation to a Competing Proposal or proposed Competing Proposal

•	neither it nor any of its related persons directly or indirectly negotiates or enters into, continues or participates in negotiations or discussions, provides or makes available any information with any other person in respect of or in response to any expression of interest, offer or proposal regarding a Competing Proposal or potential Competing Proposal

Limitations to no-talk obligation
No-talk obligations do not apply to the extent that they restrict PowerTel from taking or refusing to take any action with respect to a bona fide proposal in relation to a Competing Proposal in circumstances where the PowerTel Board is acting in good faith and in order to satisfy what the PowerTel Board reasonably considers, based on the written advice from its external legal advisers, to be in its fiduciary or statutory duties to avoid a contravention of the law

Rival Bidder and Right to Respond
If during the no-talk and no-shop period the PowerTel Board wishes to approve or recommend, or enter into any agreement or understanding in relation to a Competing Transaction, it must not do so until:

•	the PowerTel Board has determined that the Competing Transaction is a superior proposal; and

•	PowerTel has given Telecom notice in writing of its intention to do so.

Break Fee
A break fee of A$3 million is payable by PowerTel to Telecom if:

•	any director of PowerTel makes any public statement prior to the approval of the scheme by the Court to the effect that he or she does not (or no longer supports) the Scheme, unless support is withdrawn due to the Independent Expert concluding that the Scheme is not in the best interests of PowerTel shareholders

•	any director of PowerTel fails to recommend the Scheme to PowerTel shareholders, or having done so, any director of PowerTel publicly withdraws or varies his or her favourable recommendation of the Scheme prior to the approval of the Scheme by the Court, unless the recommendation has changed because of the Independent Expert concluding that the Scheme is not in the best interests of PowerTel shareholders

•	a third party acquires voting power of at least 10% in PowerTel shares

•	PowerTel is in breach of its no-talk and no-shop obligations

•	before the Scheme becomes effective, a Competing Proposal is announced and either: (i) the proponent of the Competing Proposal acquires a relevant interest and/or an economic interest in at least 50% of PowerTel shares; (ii) that Competing Proposal is effected before the end of 6 months after being announced; or (iii) the Competing Proposal is recommended or promoted by any director of PowerTel

•	Telecom terminates the Agreement as a result of a material breach by PowerTel of its obligations under the Agreement

•	A break fee of A$3 million is payable by Telecom to PowerTel if PowerTel terminates the Agreement as a result of a material breach by Telecom of its obligations under the Agreement